Exhibit 99.2

Report in Respect of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of holders of common shares of Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") held on May 29, 2018 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

			Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against/Withheld

1.	Ordinary resolution to fix the number of directors of Advantage to be elected at the Meeting at six (6).	Resolution Approved	N/A	N/A
2.	Ordinary resolution approving the election of the following nominees as directors of Advantage for the ensuing year or until their successors are elected or appointed, subject to the provisions of the Business Corporations Act (Alberta) and the by-laws of Advantage:
	Jill T. Angevine Stephen E. Balog Grant B. Fagerheim Paul G. Haggis Andy J. Mah Ronald A. McIntosh	Resolution Approved	97.88% 98.24% 98.23% 98.23% 99.23% 97.83%	2.12% 1.76% 1.77% 1.77% 0.77% 2.17%
3.	Ordinary resolution approving amendments to the Corporation’s restricted and performance award incentive plan and approval of all unallocated incentive awards under such plan, as more particularly described in the management information circular of the Corporation dated April 20, 2018 (the “Information Circular”).	Resolution Approved	95.44%	4.56%
4.	Ordinary resolution approving all unallocated options under the Corporation’s stock option plan, as more particularly described in the Information Circular.	Resolution Approved	94.38%	5.62%
5.	Ordinary resolution approving the Corporation’s amended and restated shareholder rights plan agreement, as more particularly described in the Information Circular.	Resolution Approved	95.54%	4.46%

Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against/Withheld

6.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of Advantage and to authorize the directors of Advantage to fix their remuneration as such.	Resolution Approved	N/A	N/A

Dated at Calgary, Alberta this 29th day of May, 2018.